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Consent of Independent Registered Public Accounting Firm
The Board of Directors of Docebo Inc.
We consent to the use of:
•our report of independent registered public accounting firm dated February 27, 2025, on the consolidated financial statements of Docebo Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes, and
•our report of independent registered public accounting firm dated February 27, 2025 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 each of which are included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2024.
We also consent to the incorporation by reference of the above-mentioned reports in the registration statements on Form F-10 (File No. 333-251046), Form S-8 (File No. 333-251417) and Form F-3/A (File No. 333-262000) of the Company.
s/KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
Vaughan, Canada
February 28, 2025
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KPMG Canada provides services to KPMG LLP.